Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276717

PROSPECTUS

Signing Day Sports, Inc.

Up to 4,511,391 Shares of Common Stock

This prospectus relates to the offer and resale of up to 4,511,391 shares of our common stock, $0.0001 par value per share (“common stock”), by Tumim Stone Capital LLC (“Tumim” or the “Selling Stockholder”).

The shares of common stock that may be offered and resold pursuant to this prospectus have been and may be issued by us to Tumim pursuant to the common stock purchase agreement, dated as of January 5, 2024 (the “CEFF Closing Date”), that we entered into with Tumim (the “CEFF Purchase Agreement”), consisting of:

●	up to 3,885,504 shares of common stock (the “Issuable CEFF Purchase Shares”) that we may, in our sole discretion, issue and sell to Tumim, from time to time after the date of this prospectus, upon the terms and subject to the conditions and limitations set forth in the CEFF Purchase Agreement;

●	114,496 shares of common stock (the “Purchased CEFF Purchase Shares” and together with the “Issuable CEFF Purchase Shares,” the “CEFF Purchase Shares”) that we have issued and sold to Tumim upon the terms and subject to the conditions and limitations set forth in the CEFF Purchase Agreement; and

●	511,391 shares of common stock that have not been resold by Tumim (the “Remaining CEFF Commitment Shares”) of 661,102 shares of common stock (the “CEFF Commitment Shares” and together with the CEFF Purchase Shares, the “Resale Shares”), valued at $0.7115 per share (or $470,360.45 in the aggregate), that we issued to Tumim on January 26, 2024 as partial consideration for its commitment to purchase shares of our common stock from time to time at our direction under the CEFF Purchase Agreement. We have not received, and will not receive, any cash proceeds from the issuance of CEFF Commitment Shares to Tumim.

We had previously registered for resale CEFF Commitment Shares that we issued to Tumim upon the execution of the CEFF Purchase Agreement, of which 149,711 shares of common stock issued as CEFF Commitment Shares have since been sold by Tumim as of April 3, 2024, and are not included in this prospectus.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common stock by Tumim. However, we may receive up to $24,949,373 in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the CEFF Purchase Agreement, from time to time after the date of this prospectus, not including $50,627 in gross proceeds from sales of the Purchased CEFF Purchase Shares to Tumim that we made under the CEFF Purchase Agreement at an average price of approximately $0.44 per share. The purchase prices to be paid by Tumim for our common stock that we may elect to sell to Tumim pursuant to the CEFF Purchase Agreement will be determined by reference to the volume-weighted average prices of our common stock at the time of sale, less a fixed percentage discount, calculated in accordance with the CEFF Purchase Agreement. See the sections entitled “Tumim Stone Capital Committed Equity Financing Facility” for a description of the transaction contemplated by the CEFF Purchase Agreement and “Selling Stockholder” for additional information regarding Tumim.

Tumim may resell the shares of common stock included in this prospectus in a number of different ways and at varying prices. We provide more information about how Tumim may resell the shares of common stock to which this prospectus relates in the section entitled “Plan of Distribution”. Tumim is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Tumim will pay all brokerage fees and commissions and similar expenses in connection with the offer and resale of the Resale Shares by Tumim by means of this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering under the Securities Act the offer and resale of the Resale Shares included in this prospectus by Tumim, including legal and accounting fees. See “Plan of Distribution”.

Our shares of common stock are listed on NYSE American LLC (the “NYSE American”) under the symbol “SGN”. On April 3, 2024, the last reported sale price of our common stock on the NYSE American was $0.2801 per share.

Unless otherwise noted, the share and per share information in this prospectus have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split (the “Reverse Stock Split”) of the outstanding common stock which became effective on April 14, 2023.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Item 1A. Risk Factors – Risks Related to Our Common Stock and Securities Convertible into Our Common Stock – We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.” in the Annual Report  on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), which is incorporated by reference into this prospectus.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus, in any applicable prospectus supplement and as described in certain of the documents we may incorporate by reference herein, for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2024.

You should rely only on the information contained in or incorporated by reference in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the Selling Stockholder have authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Stockholder is offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the Selling Stockholder, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Signing Day Sports”, “The Hat Before The Hat” and associated marks. For convenience, we may not include the “℠”, “®” or “™” status symbols for these marks, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the information contained in or incorporated by reference into this prospectus. This prospectus includes or incorporates by reference industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry or internal company surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in or incorporated by reference into this prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in or incorporated by reference into the section titled “Risk Factors”, any applicable prospectus supplement, and the documents incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. This summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus and any applicable prospectus supplement. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, any applicable prospectus supplement, and documents referred to in “Where You Can Find More Information” and “Information Incorporated by Reference,” before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicates otherwise, “we,” “us,” “our,” “Signing Day Sports,” “the Company,” “our company” and similar references refer to the consolidated operations of Signing Day Sports, Inc., a Delaware corporation.

Unless otherwise noted, the share and per share information in this prospectus reflects the Reverse Stock Split ratio of 1-for-5 as if it had occurred at the beginning of the earliest period presented.

Our Company

Overview

We are a technology company developing and operating a platform aiming to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We fully support football, baseball, softball, and men’s and women’s soccer, and we plan to expand the Signing Day Sports platform to include additional sports. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019, and as of December 2023, many high schools, sports clubs, and aspiring high school athletes have subscribed to the Signing Day Sports platform. Colleges in the National Collegiate Athletic Association (NCAA) Division I, Division II, and Division III, and the National Association of Intercollegiate Athletics (NAIA), have utilized our platform for recruitment purposes. Signing Day Sports initially supported football athletes, and now also offers a platform for baseball, softball, and men’s and women’s soccer, resulting in even more recruiter and athlete platform participants.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started the Company, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We believe that we identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and student-athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and student-athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of a student-athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and student-athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. We are aware of no other platform that offers what our platform does. Our goal is to change the way sports recruitment is done for the betterment of everyone.

As of December 31, 2023, we had total assets of approximately $4.7 million with total stockholders’ equity of approximately $1.7 million.

Our sales increased 293% year-over-year in 2023 compared to 2022, primarily due to an increase in event revenue and subscription revenue.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. We have incurred losses for each period from our inception and a significant accumulated deficit. For the fiscal years ended December 31, 2023 and 2022, our net loss was approximately $5.5 million and $6.7 million, respectively, our cash used in operating activities was approximately $4.8 million and $4.9 million, respectively, and we had an accumulated deficit of approximately $17.0 million and $11.5 million, respectively. We expect to incur expenses and operating losses over the next several years. We plan to finance our operations primarily using proceeds from our recent initial public offering in November 2023, use of our committed equity financing facility, and other capital raises until our transition to profitable operations, at which point we plan to finance operations primarily from profits. These plans, if successful, will mitigate the factors which raise substantial doubt about the Company’s ability to continue as a going concern. However, there can be no assurance that our financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. There can also be no assurance that we will succeed in generating sufficient revenues to continue our operations as a going concern. For further discussion, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern” in the 2023 Form 10-K.

A Problem Worth Solving

The sports recruitment industry has several problems. Frequently, the best student-athletes are overlooked because of a lack of exposure, promotion, and experience. The dominance of the top athletic programs reduces opportunities for talented student-athletes. Many student-athletes do not know how to effectively promote themselves. Signing Day Sports has built an application to bring equal opportunity to all student-athletes looking to be recruited at every level.

We believe that our technology can help level the playing field for both student-athletes and recruiters. Any student-athlete can promote and demonstrate their talent to college coaches without economic or geographic barriers. On the other side, every recruiter who uses the platform can access the same rich level of data that can be provided by the platform’s student-athletes.

We believe our technology will help move sports recruitment toward a truly fair experience for all parties involved.

Our Solution

Signing Day Sports is a platform in the form of an app available on Apple’s App Store and Google Play for student-athletes and a website portal on personal computers for coaches and recruiters for data review. We believe Signing Day Sports is the first comprehensive sports recruitment platform. The platform interface is designed to be optimized for each participant in the sports recruitment process. The three-tiered technology platform serves student-athletes, their parents, high school and sports club coaches, college coaches, and professional scouts.

Student-athletes can upload key information and video-verified data that is critical in the recruitment process. The data fields in our player platform include the following: Video-verified measurables (such as height, weight, 40-yard dash, wingspan, hand size), academic information (such as official transcripts and SAT/ACT scores), and technical skill videos (such as drills and speed tests that exemplify player mechanics, coordination, and development).

College coaches, team managers and other recruiters can load in all student-athletes on their respective teams, sports clubs or programs. They can use the platform to communicate directly with student-athletes, track their progress in the weight room and training field, and manage other aspects of their student-athletes. Additionally, the platform serves as an important tool for recruitment and development. College coaches can manage their entire recruitment process through our platform. Our platform provides college coaches an optimized organizational system, communication tools, and verified data to make informed decisions and save program costs. Student-athletes and parents can use the platform to communicate with their coaches and managers as well as track individual performance and key metrics that are valuable to recruiters. The platform was built by athletes and recruiters for athletes and recruiters, and we believe it truly represents the future of sports recruitment.

Market for Recruiting Services

The youth sports market was $28.7 billion in the U.S. in 2019 before it declined to $6.7 billion in the wake of the COVID-19 pandemic, and it was projected that it would start to recover in 2021 (Wintergreen Research, Inc., “Global Youth Team, League, and Tournament Sports Market Report 2021: The $28.7 Billion Market Declined to $6.7 Billion in 2020 in the Wake of the Pandemic with Recovery Expected in 2021,” May 2021). Prior to the COVID-19 pandemic, it was reported that the youth sports market was projected to reach $77.6 billion by 2026 (Business Wire, “Youth Sports: Market Shares, Strategies and Forecasts, Worldwide, 2019-2026 - ResearchAndMarkets.com”, December 26, 2019). In the United States alone, in the 13-17 age-range only, as of 2020, there were 1,845,000 youth baseball players, 1,437,000 youth tackle football players, 1,208,000 outdoor soccer players, and 353,000 youth fastpitch softball players (Sports & Fitness Industry Association, 2020). Additionally, sports families spent an average of $693 per child, per sport annually (Project Play – An Initiative of the Aspen Institute, “State of Play – 2019,” September 4, 2019).

Participation in sports appears to be rebounding toward pre-pandemic levels. During the 2022-2023 schoolyear, in the United States alone, there were more than 7.8 million high school students competing in sports (National Federation of State High School Associations, “High School Sports Participation Continues Rebound Toward Pre-Pandemic Levels,” September 21, 2023hb). Globally, we believe the number of youth sports participants is likely in the hundreds of millions, including school-affiliated athletic programs, sports clubs, and recreational participants.

In most sports, less than 10% of high school athletes compete in college athletics (NCAA, “2020 Probability of Competing Beyond High School Figures and Methodology”). The number of student-athletes playing in NCAA men or women’s soccer combined is less than 7% of the approximately 853,000 men and women high school soccer participants combined (NCAA, “Estimated Probability of Competing In College Athletics,” April 8, 2020). Similarly, for NCAA football, the number of players is less than 8% of the approximately 1 million participants at the high school level (NCAA, “Estimated Probability of Competing In College Athletics,” April 8, 2020). These numbers highlight a large, untapped market brimming with opportunity—an opportunity where Signing Day Sports aims to position itself as the digital bridge between young talent and collegiate dreams.

Parents of recruitable student-athletes are also an important demographic. According to a survey conducted by The Harris Poll for TD Ameritrade, sports parents say a third of their income goes toward covering children’s expenses, including sports (TD Ameritrade, “Cost of Youth Sports Delaying Retirement for Parents,” May 15, 2019). According to the survey, the majority (62%) of sports parents believe college scholarships will cover more than half of tuition. Yet from 2016 to 2019, according to the report, the number of sports parents’ children who secured an athletic scholarship has declined by more than half (24% in 2016; 11% in 2019).

Historically, only those parents with the necessary knowledge and resources could access the private coaches, training camps, and other services often needed to ensure that their student-athletes would have the best opportunities in the traditional recruitment process. Long-distance traveling, an essential part of the traditional recruitment process, has always presented unique difficulties for student-athletes, parents, and coaches, both as a major expense and distraction from academic or job priorities. However, most student-athletes and their parents do not have the necessary resources or know-how to overcome the challenges in the recruitment process, and may be at a severe disadvantage as a result.

In the past several years, online recruiting services have emerged to improve the reach and accessibility of the recruiting process for coaches and student-athletes. The overall technology, familiarity and overall usage of online recruiting has developed, and the number of users leveraging it appears to be growing. Additionally, the ongoing COVID-19 global pandemic has increased both the need for, and familiarity with, remote interactions. As a result, we believe a significant business opportunity exists to provide these opportunities to existing and new customers as alternatives to in-person recruiting events. Our proprietary and custom technology allows coaches and student-athletes to bypass that process by providing a platform that allows coaches to effectively evaluate talent without having to see the student-athletes in person.

Our Competitive Strengths

We believe our key competitive strengths include:

●	Massive Low-Cost Access to Recruiters. Recruiting events, camps, games and showcases such as those hosted by Next College Student Athlete, Gridiron Elite and Perfect Game strive to match high-level high school athletes for in-person competition. Attendees sometimes travel interstate to attend these events and typically pay an attendance fee as well. These events are typically costly to recruits’ families and present a number of practical challenges for recruits. Our app evens the playing field by allowing a student-athlete to get in front of numerous recruiters without any travel or significant costs.

●	More Objective and Fair Player Evaluations. Our platform fills a niche in the current competitive landscape by allowing recruits to put their best foot forward by submitting only their best interviews, verified athletic/academic measurables, video-verified speed testing, drill footage, and highlight and game film. Recruiters can then better assess their prospects than in traditional in-person recruitment events where chance events can throw off even the best student-athletes’ performances.

●	Better Student-Athlete Comparison Tools. Other digital sports recruitment apps do not allow coaches to evaluate prospects’ drill performances frame-by-frame, side-by-side. Additionally, these platforms do not have verified statistics within individual recruiting profiles. Our tool offers these and a number of other unique features that recruiters and their prospects find exceptionally valuable.

●	Designed for Coaches and Recruiters. Through our platform’s verified measurables, “Film Room,” “Big Board,” and “Interview” features, our coach/recruiter-facing platform allows college coaches and recruiters to drive the recruitment process. Our platform allows recruiters to easily access and request verifiable information from thousands of student-athletes across the nation. After players submit their video-verified uploads, verified academics, and supplemental data like responses to interview questions, coaches can make well-informed decisions. Our in-platform messaging allows coaches to communicate directly with prospective recruits. All of our platform’s features are designed to produce an efficient, comprehensive and intuitive process for accessing, comparing, ranking and recruiting student-athletes by user coaches and recruiters. Our data and video-verified information can also be transferred into other data systems used by college recruiters, allowing our system to function either alone or together with other systems as needed.

●	Designed for Players and Parents. Our app’s player-facing mobile platform easily allows players to submit video-verified information, verified academic information, responses to interview questions, and other data, and be seen by hundreds of college coaches and recruiters. In the comfort of their own home or a nearby field, players can upload all the information coaches need to make a well-informed decision.

●	Educational Tools for Players and Parents. Signing Day Sports supports student-athletes and parents through the entirety of the recruiting process in three ways. First, our former college coaches, professional athletes, and player personnel directors are readily available through the Signing Day Sports app, website, social media accounts, and weekly webinars. They support and communicate regularly with student-athletes to assist them throughout the recruiting process. The second way is The Wire, Signing Day Sports’ official blog. We regularly post educational and informative blog entries that consist of interviews, player features, in-depth dives into specific recruiting processes and events, and other relevant subjects. Thousands of visitors read The Wire’s entries every month to stay up to date regarding the most recent recruiting news and updates. The third way is called “Signing Day Sports University” or “SDS University”. SDS University is a Zendesk-based customer-facing knowledge base and is composed of short, educational videos. Student-athletes, parents, and coaches can learn about our app, the collegiate recruiting process from beginning to end, and more through the SDS University video catalog. Topics range from name, image and likeness (NIL), the transfer portal, and eligibility to more specific platform tutorials like uploading videos or sharing the student-athlete’s profile link. SDS University helps leverage our internal knowledge to communicate more efficiently and with more people.

●	Senior Soccer Advisor. Our recent appointment of Kevin Grogan as Senior Soccer Advisor marks a significant event for Signing Day Sports as a soccer recruitment platform. Mr. Grogan’s distinguished background as a former professional soccer player, seasoned coach, and knowledgeable sports business consultant adds considerable depth and expertise to our team. His combination of direct on-field experience and sharp business acumen, coupled with his thorough understanding of soccer’s athletic and business dimensions, positions him to lead the enhancement of our platform’s impact on the sport. We believe this represents a clear demonstration of our commitment to achieving excellence in collegiate sports recruitment, and are confident that Mr. Grogan’s insights will bolster our ability to provide unparalleled recruitment services and support to young athletes. This commitment aligns with our goal to capitalize on the global appeal of soccer, creating new opportunities for emerging talent and establishing our position as a leader in the college recruitment sector.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Completion and Development of Support for New Sports. We have offered full support for football and baseball on our platform since before 2023. More recently, our official platform support for softball launched in February 2023, and our men’s and women’s soccer platform support launched in May 2023. We plan to continue to develop support and additional features for all the sports on our platform.

●	Increase Profitability through Multiple Revenue Streams. We plan to continue to develop our platform with additional features for all supported sports. Signing Day Sports expects increased profitability as we launch support for student-athletes in areas such as apparel, supplements, and nutrition. We expect that a growing subscriber base will allow us to increase subscription margin, increase subscriber lifetime value, and increase monthly and annual renewal profits.

●	Investment in our Platform. We will continue to invest in our technology and infrastructure to improve our product and ability to present best-in-class technology in the recruitment space, with planned features such as the colleges/coaches search feature expected to be introduced in or around April 2024. We have also prioritized internal hires of engineers and developers to launch new features and sports platform support, while ensuring product stability and effectiveness. This focus is intended to support the stable, consistent, and cost-efficient development of updates and upgrades to our platform.

●	Launch New Products and Expand Features. Over time, we will continue to launch new products and features to meet market demand. We will prioritize the needs of college coaches and recruiters across the nation, Signing Day Sports event functionality, and the student-athletes seeking to be recruited in major sports verticals. Some of the planned features include:

●	Public Player Profile. By allowing athletes and their parents to share a public version of the student-athlete’s profile, we can ensure that the ultimate power of recruiting is in the student-athlete’s hands. We expect that the public version may be shared with coaches, other student-athletes and on social media and will contain all of the student-athlete’s data, including videos. The profile will be available to anyone, including recruiters and others that are not Signing Day Sports users. Additionally, our profile tracking is being designed to allow players to see who has viewed their profile and may be interested in recruiting them.

●	Social Community of Student-Athletes. Signing Day Sports plans to introduce social features on the platform. We expect these features will help student-athletes share and exchange videos, information, and bragging rights, and enhance the users’ sense of community. With a robust integration of LinkedIn and Facebook, student-athletes will be able to follow other student-athletes, see their profiles and videos in a feed, favorite other student-athletes, and exchange workout tips on our platform forums. Student-athletes will also be able to compete against one another for bragging rights on the leaderboard, complete tasks for badges, and take part in Signing Day Sports community challenges. These social features are expected to engage student-athletes with the Signing Day Sports platform more holistically through these social connections.

●	Upcoming AI features. The Company has implemented and, in some cases, expects to implement the following artificial intelligence (AI) features in 2024 and 2025:

●	Lead scraping AI technology to enhance customer identification and acquisition through personalized outreach based on metrics determined by experts. The Company has implemented this feature as of November 2023. The feature uses an AI algorithm that analyzes each lead’s profile to create personalized messages. The system may help us find leads that match our target market’s sport and interests, allowing us to engage with customers more efficiently, with higher reply rates, and longer-lasting customers.

●	AI matchmaking for student-athletes to find the right fit based on criteria set by an institution. The Company plans to begin development of this feature in the first quarter of 2025. This feature will be an AI algorithm that takes specific needs set forth by a recruiter based on their own criteria and division level of athletics. It will then create recommendations to student-athletes within the Company’s app based on their verified metrics. The data and algorithm will be linked to previous data and analytics related to previous student-athletes recruited by those recruiters.

●	Integration of existing AI video-capturing hardware to streamline video upload and highlight tape creation. We have begun discussions with makers of AI-programed video hardware systems that can capture the video footage of student-athletes. The AI used in these devices enables cameras to recognize players in the field, allowing for more efficient and accurate highlight-tape creation. These devices also allow for minimal human management as they are programmed to follow the action of the game. Our app’s profiles will allow for easier management and integration of the resulting video highlight footage into student-athletes’ Signing Day Sports app’s video resume. We plan to have full API integration for this feature completed by the end of the first quarter of 2025.

●	Use of AI technology to confirm and enhance visual biometrics of uploaded videos that will expand on data currently available through the platform. This feature is projected to begin testing and research in 2024 and be integrated into the Company’s app in 2025. Our current systems use video capturing in order to verify certain metrics. Based on developing AI camera technology, we plan to integrate software that recognizes and 3D-models all items in videos to further verify these metrics. This hardware and modeling will produce biometrics and measurements in greater detail compared to current systems.

●	Standards assessed by AI and creation of grades/evaluations of tasks being completed based on metrics set by experts. We plan to begin development of this feature in the third quarter of 2024 and complete its integration into the Company’s platform in 2025. It will use an algorithm to use data metrics from professionals, college student-athletes, and peers, establishing standard measurements for all metrics entered into our platform. This algorithm will then produce a grade based on profile data, such as position and age, to produce a standardized grade and measurement tool.

●	Integration of AI chatbots that encourage student-athletes to spend more time on the app, including personalized nutritional plans, fitness plans, general recruiting education, and more. This feature is planned to begin in the second quarter of 2024. The chat feature will use an algorithm linked to a series of data tables with information pertaining to the interests and challenges of student-athletes. Student-athletes will be able to use the feature and receive recommended educational resources, action plans, or media-related items. The underlying algorithm will adjust output over time based on user feedback and outcomes of chatbot sessions. The algorithm will also be trained to recognize when relevant information is not available and offer to connect the user to a live Signing Day Sports representative. Based on the live representative’s chat response, the AI algorithm will document and learn the response for future chat sessions.

●	Retail Products and Services. We have introduced a line of apparel, beginning with branded combine t-shirts, branded towels, branded socks, and branded hats. We plan to continue to extend the user experience of our platform through additional retail items, including dietary supplements and other products and services that are designed for student-athletes.

●	Release of My Invites. With the first iterative release of our platform’s My Invites feature, our staff can drive player subscriptions and engagement by assembling lists of student-athlete platform candidates and inviting them to our platform with as few as two mouse clicks. Our system can track whether a student-athlete deleted our email, opened it, or signed up for a subscription and analyze the data based on college coach preferences. With this functionality, we can increase the population of motivated student-athletes to our platform with uploaded verified information like transcripts, drill videos, and height and weight data. This data can then be shared with college coaches based on their preferences to facilitate their data-informed decisions, communicate with prospects, and even make offers and build their virtual team.

●	Expand Sports Club Support. Prominent youth sports organizations in the United States are involved in many different sports including soccer, baseball, softball, lacrosse, basketball, and track and field. Sports clubs are often more competitive than high school athletic programs, and club players often demonstrate a commitment to continue playing sports at the next level. As we expand our platform to other sports and offer more features for sports that it currently supports, we will prioritize support for youth club sports organizations. Our support will be the expansion of a sales team to directly work with club coaches and organizations. We expect that club teams and organizations will embed our platform fees into their annual fees so that they can offer enhanced recruitment support for players and their parents, while providing their coaches with a tool to streamline the recruitment process. As described below, we have formed a strategic alliance and official sponsorship with a major sports club organization with Elite Development Program Soccer, or EDP, based on this model.

●	Grow and Broaden Brand Awareness. Our brand awareness has developed primarily within our football vertical. With strategic collaborations with football associations, organizations, digital media, social media, event marketing, and organizational alliances, we expect to grow our brand throughout the United States. Additionally, as we launch new sport verticals, we will have many opportunities to increase brand and product awareness through additional markets. We will broaden our reach through educating players, parents, and coaches through best-in-class technology and compelling value.

●	Pursue Strategic Geographies for Product Expansion. With youth sports being played across the world, we will seek to expand our platform and technology to other countries across the globe. Through disciplined research, we will seek to expand our product to areas with significant children’s sport participation, technology adoption, and access to recruiters. We expect to prioritize the North America markets first, then replicate and introduce products suited to the local. For example, our platform’s support for soccer could provide a significant solution to inefficiencies in the student-athlete recruitment process in markets like Mexico and Europe.

●	Digital Marketing Campaigns

●	Business-to-consumer (B2C) digital marketing. Through an expanded B2C digital marketing campaign, we will promote and advertise our products and services to thousands of high-school-aged football players and parents across the nation. With our planned combination of compelling content, brand influencers, and a marketing website, we expect significant growth in individual subscriber growth. In particular, we will prioritize parent-friendly social media platforms such as Facebook, X, and Instagram, and our campaigns will support and educate parents on the recruitment process while providing our value proposition through our products, services and technology.

●	Business-to-business (B2B) digital marketing. Through an expanded B2B digital marketing campaign, we will promote and advertise our products and services to high school and sports club coaches, athletic directors, sports club owners, and their business development teams.

●	Digital marketing techniques. Our digital marketing campaigns will utilize search engine optimization, pay per click, digital ads, and other effective techniques to increase team and organizational subscriptions.

●	Strategic Alliance and Sponsorship Agreements. Our focus on key strategic alliance and sponsorship agreements will serve to both increase overall player subscriptions and marketing.

●	The U.S. Army Bowl: Over the course of our agreement, we will continue to be the official recruitment platform for the U.S. Army Bowl, or the Bowl, an annual national all-star game for U.S. high school football, which was held under our co-supervision in December 2022 and December 2023 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we can promote ourselves, advertise to, and onboard more than an estimated 10,000 student-athletes each year as a sponsor through the game’s advertising channels. U.S. Army Bowl national combines are again planned throughout 2024. Each participant in the combine series pays Signing Day Sports an entry fee. Data collected and analyzed by our platform are part of the selection process for determining whether student-athletes participating in the combines may advance to the Bowl and/or National Combine events. Student-athletes participating in Bowl combines receive one month of access to the Signing Day Sports recruiting platform with registration, a Signing Day Sports recruiting profile with personal guidance from recruiting experts, video highlights from their combine, and tools to put their game highlights into their profiles on the Signing Day Sports platform. Since the beginning of this collaboration, a significant percentage of combine participants have converted to paid platform subscriptions. See Item 1. “Business – Sales and Marketing – Strategic Alliance and Sponsorship Agreements” in the 2023 Form 10-K for further information regarding the terms of this agreement.

●	Elite Development Program Soccer: Under our strategic alliance with Elite Development Program Soccer, or EDP, one of the largest organizers of youth soccer leagues and tournaments in the U.S., EDP will offer its student-athletes promotional one-year subscriptions to our platform, provide us with customer data, and promote our recruiting platform as its “Exclusive Recruiting Platform Provider”. We will promote EDP, give access to student-athlete data, and consult with EDP to implement and improve our platform’s features for its student-athletes. Subscription revenues from EDP referrals will be shared between us. See Item 1. “Business – Sales and Marketing – Strategic Alliance and Sponsorship Agreements” in the 2023 Form 10-K for further information regarding the terms of this agreement.

●	Potential Accretive Acquisitions. We are currently evaluating potential acquisition targets (although no such acquisition target has yet been identified) that could bolster subscriber growth, branding awareness, and revenue shares. These potential acquisitions range from owners of specific game events, student-athlete development programs, and technologies to boost subscriber growth and revenue.

●	Events and Marketing. Through key collaborations, our events team will conduct on-site Signing Day Sports platform registration with high school-aged athletes and their parents. Specifically, at these events, student-athletes will have the opportunity to purchase, download, and upload key data and information on-site. These events will include football skills camps, soccer tournaments, 7v7 football tournaments, baseball showcases, and state-wide combines. Our hosted combine events are expected to continue to be an effective means for gaining exposure to our brand and registering new users on our platform. We plan to increase the number of our hosted combine events and utilize media to increase attendance and exposure at these events.

Tumim Stone Capital Committed Equity Financing Facility

On the CEFF Closing Date (January 5, 2024), we entered into the CEFF Purchase Agreement with Tumim, providing for a committed equity financing facility, pursuant to which, upon the terms and subject to the satisfaction of the conditions contained in the CEFF Purchase Agreement, Tumim has committed to purchase, at our direction in our sole discretion, up to an aggregate of $25,000,000 of our common stock, subject to certain limitations set forth in the CEFF Purchase Agreement, from time to time during the term of the CEFF Purchase Agreement. As of April 4, 2024, we have sold 114,496 Purchased CEFF Purchase Shares to Tumim at an average price per share of approximately $0.44 pursuant to the Purchase Agreement for aggregate gross proceeds of $50,627. Accordingly, we may receive up to $24,949,373 in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the CEFF Purchase Agreement, from time to time after the date of this prospectus. Concurrently with the execution of the CEFF Purchase Agreement, we and Tumim also entered into a Registration Rights Agreement, dated as of January 5, 2024 (the “CEFF Registration Rights Agreement”), pursuant to which we agreed to file with the SEC one or more registration statements to register under the Securities Act the offer and resale by Tumim of all of the shares of common stock that may be issued and sold by us to Tumim from time to time under the CEFF Purchase Agreement. On January 26, 2024, the Company filed the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, and on February 14, 2024, that registration statement was declared effective by the SEC. We had previously registered for resale the 661,102 CEFF Commitment Shares that we issued to Tumim upon the execution of the CEFF Purchase Agreement, of which 149,711 shares of common stock issued as CEFF Commitment Shares have since been sold by Tumim as of April 3, 2024, and are not included in this prospectus.

Sales of common stock by the Company to Tumim under the CEFF Purchase Agreement, if any, may occur, from time to time at our sole discretion, over a period commencing upon the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement (the “Commencement,” and the date on which the Commencement occurs, the “Commencement Date”), including that the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement is declared effective by the SEC, and ending on the first day of the month next following the 24-month anniversary of the CEFF Closing Date, unless the CEFF Purchase Agreement is terminated earlier under its terms.

On February 15, 2024, the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement occurred. Accordingly, the Commencement Date occurred on February 15, 2024.

From and after the Commencement Date, the Company has the right, but not the obligation, from time to time at its sole discretion, to direct Tumim to purchase amounts of common stock that are specified by the Company to Tumim in writing, subject to certain maximum amounts calculated pursuant to the CEFF Purchase Agreement (each such purchase, a “VWAP Purchase”). The purchase price per share to be paid by Tumim for shares of common stock that the Company may elect to sell to Tumim will be equal to 95% of the lowest daily volume-weighted average price (the “VWAP”) of the common stock during the three consecutive trading days immediately following the date that the purchase notice with respect to the particular VWAP Purchase (each, a “VWAP Purchase Notice”) is timely delivered from the Company to Tumim, provided that (i) the Company may not deliver more than one VWAP Purchase Notice to Tumim on any single trading day, (ii) at least three trading days have elapsed since the trading day on which the most recent VWAP Purchase Notice was delivered by the Company to Tumim, (iii) the closing sale price of the common stock on such date is not lower than $0.15, as adjusted for stock splits and similar transactions as set forth in the CEFF Purchase Agreement, and (iv) all shares of common stock subject to all prior VWAP Purchases by Tumim under the CEFF Purchase Agreement have been received by Tumim electronically as set forth in the CEFF Purchase Agreement. The maximum number of shares of common stock that may be required to be purchased pursuant to a VWAP Purchase Notice will be equal to the lowest of: (i) 100% of the average daily trading volume in the common stock for the five consecutive trading day period ending on (and including) the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice; (ii) the product obtained by multiplying (A) the daily trading volume in the common stock on the applicable day Tumim receives a VWAP Purchase Notice and (B) 0.30; and (iii) the quotient obtained by dividing (A) $2,000,000 by (B) the VWAP of the common stock on the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice. There are no upper limits on the price per share that Tumim must pay for shares of common stock we direct Tumim to purchase in a VWAP Purchase under the CEFF Purchase Agreement. The purchase price per share of common stock that we direct Tumim to purchase in a VWAP Purchase under the CEFF Purchase Agreement will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the period used to determine the purchase price to be paid by Tumim for such CEFF Purchase Shares in such VWAP Purchase.

Tumim has no right to require us to sell any shares of common stock to Tumim, but Tumim is obligated to make purchases of common stock as directed by the Company, subject to the satisfaction of conditions set forth in the CEFF Purchase Agreement to initiate the Commencement and thereafter at each time that we may direct Tumim to purchase shares of common stock under the CEFF Purchase Agreement. Actual sales of common stock by the Company to Tumim under the CEFF Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company in its sole discretion from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

We may not issue or sell any shares of common stock to Tumim under the CEFF Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by Tumim and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in Tumim beneficially owning more than 4.99% of the outstanding shares of the common stock (the “CEFF Beneficial Ownership Limitation”).

Under the applicable rules of the NYSE American, in no event could we issue to Tumim under the CEFF Purchase Agreement more than 2,648,385 shares of common stock, which number of shares represents 19.99% of the shares of the common stock outstanding immediately prior to the execution of the CEFF Purchase Agreement (the “CEFF Exchange Cap”), until we obtained stockholder approval to issue shares of common stock in excess of the CEFF Exchange Cap in accordance with applicable NYSE American listing rules (the “CEFF Stockholder Approval”). The CEFF Exchange Cap was not applicable to limit the number of shares of common stock that we could sell to Tumim in any VWAP Purchase that we effected pursuant to the CEFF Purchase Agreement (if any), to the extent the purchase price per share paid by Tumim for the shares of common stock in such VWAP Purchase was equal to or greater than the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time we delivered the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American to take into account our payment of CEFF Commitment Fee (as defined below) to Tumim and the amount paid as reimbursement for the legal fees and disbursements of Tumim’s counsel in connection with the committed equity financing facility, each as described in more detail below, and otherwise as may be necessary to ensure compliance with the applicable rules of the NYSE American. In any event, the CEFF Purchase Agreement specifically provides that we may not issue or sell any shares of common stock under the CEFF Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

Pursuant to the CEFF Purchase Agreement, we were obligated to convene a special meeting of our stockholders at the earliest reasonably practical date, but in no event later than 120 days after the CEFF Closing Date for the purpose of obtaining the CEFF Stockholder Approval, and to use our reasonable best efforts to obtain the CEFF Stockholder Approval at such stockholder meeting. Accordingly, as set forth in the definitive proxy materials the Company filed with the SEC on December 29, 2023 and on January 2, 2024, the Company scheduled a special stockholders’ meeting to be held on February 27, 2024 (the “Special Stockholders’ Meeting”) for the purpose of, among other things, obtaining the CEFF Stockholder Approval. If the Company had not obtained the CEFF Stockholder Approval at the Special Stockholders’ Meeting on February 27, 2024, the CEFF Purchase Agreement would have required the Company to convene another stockholders’ meeting at least every three months after February 27, 2024 for the purpose of obtaining the CEFF Stockholder Approval, until the earlier of (i) the date on which the CEFF Stockholder Approval was finally obtained and (ii) the termination of the CEFF Purchase Agreement.

On February 27, 2024, at the Special Stockholders’ Meeting, the Company obtained the CEFF Stockholder Approval. As a result, the Company may issue more than the limited number of shares as defined by the CEFF Exchange Cap, at prices that may be below the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time the Company delivers the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American to take into account the Company’s payment of CEFF Commitment Fee to Tumim and the amount paid as reimbursement for the legal fees and disbursements of Tumim’s counsel in connection with the committed equity financing facility. However, the CEFF Purchase Agreement continues to provide that the Company may not issue or sell any shares of common stock under the CEFF Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

The net proceeds from sales, if any, under the CEFF Purchase Agreement to the Company will depend on the frequency and prices at which we sell Issuable CEFF Purchase Shares to Tumim. We expect that any proceeds received by us from such sales to Tumim will be used for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the CEFF Purchase Agreement or CEFF Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on the Company entering into specified “Variable Rate Transactions” (as such term is defined in the CEFF Purchase Agreement). Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the common stock after the date of issuance, or the Company effecting or entering into an agreement to effect an “equity line of credit,” an “at the market offering” or other similar continuous offering with a third party, in which the Company may offer, issue or sell common stock or any securities exercisable, exchangeable or convertible into common stock at future determined prices. Such restrictions shall remain in effect for a period commencing on the CEFF Closing Date and ending on the earlier of (i) the first day of the month next following the 24-month anniversary of the CEFF Closing Date and (ii) the six-month anniversary of the effective date of the termination of the CEFF Purchase Agreement pursuant to its terms. During the term of the CEFF Purchase Agreement, Tumim covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of the common stock or hedging transaction which establishes a net short position with respect to the common stock.

As consideration for Tumim’s commitment to purchase shares of common stock upon the terms of and subject to satisfaction of the conditions set forth in the CEFF Purchase Agreement, on the date of the initial filing with the SEC of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, the Company was required to issue to Tumim the CEFF Commitment Shares in an amount equal to the number of shares of common stock valued at $500,000 in the aggregate, subject to the CEFF Beneficial Ownership Limitation. The per share value of the CEFF Commitment Shares was required to be calculated by dividing (i) $500,000 (the “CEFF Commitment Fee”), by (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. If any shares that were otherwise required to be issued as CEFF Commitment Shares were not permitted to be issued due to the CEFF Beneficial Ownership Limitation, the Company was required to pay to Tumim in cash the amount equal to the product of (i) the number of shares that may not be issued as CEFF Commitment Shares due to the CEFF Beneficial Ownership Limitation and (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. Accordingly, on the date of the initial filing with the SEC of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, the Company issued the CEFF Commitment Shares to Tumim, which were valued at $470,360.45 in the aggregate, based on the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, which constituted approximately 4.99% of the outstanding shares of common stock, and, due to the CEFF Beneficial Ownership Limitation and pursuant to the terms and conditions of the CEFF Purchase Agreement summarized above, we paid Tumim $29,639.55 in cash, which equaled the number of the CEFF Commitment Shares that would have been issued but for the application of the CEFF Beneficial Ownership Limitation, multiplied by the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement had not occurred by February 15, 2024, the Company would have been required to pay Tumim $500,000 less any amount of the CEFF Commitment Fee previously paid in cash upon the return and cancellation of the CEFF Commitment Shares. As noted above, on February 14, 2024, the SEC declared the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement effective, and, on February 15, 2024, the other conditions to the occurrence of the Commencement Date were satisfied. As such, the contingent requirement to pay Tumim the CEFF Commitment Fee in cash upon the return and cancellation of the CEFF Commitment Shares expired without effect. In addition, as required under the CEFF Purchase Agreement, the Company has reimbursed Tumim for the reasonable legal fees and disbursements of Tumim’s legal counsel in the amount of $75,000.

The CEFF Purchase Agreement will automatically terminate upon the earliest of (i) the first day of the month next following the 24-month anniversary of the CEFF Closing Date, (ii) Tumim’s purchase of shares of common stock having an aggregate purchase price equal to $25,000,000 under the CEFF Purchase Agreement, or (iii) the occurrence of certain other events set forth in the CEFF Purchase Agreement. The Company has the right to terminate the CEFF Purchase Agreement at any time after the Commencement Date upon five trading days’ prior written notice to Tumim, subject to certain conditions and the survival of certain provisions of the CEFF Purchase Agreement and the CEFF Registration Rights Agreement. Tumim may terminate the CEFF Purchase Agreement upon five trading days’ prior written notice after the occurrence of certain events, including if the Commencement Date shall not have occurred on or prior to February 15, 2024, upon the occurrence of a Material Adverse Effect (as defined in the CEFF Purchase Agreement) or upon the occurrence of certain other events. Neither the Company nor Tumim may assign or transfer their respective rights and obligations under the CEFF Purchase Agreement, and no provision of the CEFF Purchase Agreement or the CEFF Registration Rights Agreement may be modified or waived by the Company or Tumim.

In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement had not occurred by February 15, 2024, and Tumim had terminated the CEFF Purchase Agreement as a result, the Company would have been required to issue to Tumim warrants to purchase 750,000 shares as a break-up fee (the “Penny Warrants”). The Penny Warrants were required to have an exercise price of $0.01 per share, subject to full-ratchet price protection with a floor price equal to the par value of the Company’s common stock, and customary antidilution protection. The Penny Warrants would have had a term of five years. In addition, the Company would have been required to comply with certain registration requirements with respect to the Penny Warrants. As noted above, on February 14, 2024, the SEC declared the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement effective, and, on February 15, 2024, the other conditions to the occurrence of the Commencement Date were satisfied. As such, the contingent requirement to issue the Penny Warrants and comply with the related registration requirements expired without effect.

The CEFF Purchase Agreement and the CEFF Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Under the Company’s engagement letter agreement with Boustead Securities, LLC, a registered broker-dealer (“Boustead”), as amended (the “Boustead Engagement Letter”), Boustead is acting as the placement agent in connection with the transactions contemplated by the CEFF Purchase Agreement. We agreed to issue Boustead 49,193 shares of common stock in connection with our issuance of the CEFF Commitment Shares to Tumim on January 26, 2024, equal to 7% of the number of CEFF Commitment Shares that would have been issued but for the application of the CEFF Beneficial Ownership Limitation, as a fee pursuant to the Boustead Engagement Letter. Under the Boustead Engagement Letter, the Company is also required to issue to Boustead warrants to purchase a number of shares equal to 7% of the shares of common stock issued to Tumim pursuant to purchases under the CEFF Purchase Agreement, with an exercise price equal to the applicable purchase price per share. The warrants that are required to be issued to Boustead will be exercisable for a period of five years from the date of issuance and contain cashless exercise provisions. Boustead also has certain registration rights with respect to these warrants, which Boustead has waived with respect to the registration statements we are required to file with the SEC pursuant to the CEFF Registration Rights Agreement. Boustead and its affiliates are not in any manner related to Tumim or any of Tumim’s affiliates. Boustead’s compensation under the Boustead Engagement Letter in connection with the CEFF Purchase Agreement is subject to reduction or adjustment to the extent that such compensation is determined to be in excess of or otherwise noncompliant with applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

We do not know what the purchase price will be for Issuable CEFF Purchase Shares that we may issue and sell to Tumim under the CEFF Purchase Agreement, if any, and therefore cannot be certain as to the number of shares of our common stock we might issue to Tumim under the CEFF Purchase Agreement after the date of this prospectus. As of April 4, 2024, there were 15,383,528 shares of our common stock outstanding, of which 10,545,694 shares are estimated to be held by non-affiliates. Although we may sell up to a number of shares of common stock equal to $24,949,373 of common stock (such amount being the $25,000,000 maximum provided for under the CEFF Purchase Agreement less gross proceeds of $50,627 from sales of an aggregate of 114,496 Purchased CEFF Purchase Shares to Tumim as of April 4, 2024) to Tumim, only 4,511,391 shares of common stock are being registered for resale by the Selling Stockholder by means of this prospectus, which represent (i) 511,391 Remaining CEFF Commitment Shares which have previously been issued, (ii) 114,496 Purchased CEFF Purchase Shares that we have issued and sold to Tumim under the CEFF Purchase Agreement as of April 4, 2024, and (iii) up to 3,885,504 shares of common stock that may be issued and sold by us to Tumim as Issuable CEFF Purchase Shares under the CEFF Purchase Agreement from and after the date of this prospectus, if and when we elect to sell Issuable CEFF Purchase Shares to Tumim under the CEFF Purchase Agreement. Depending on the market prices of our common stock at the time we elect to issue and sell Issuable CEFF Purchase Shares to Tumim under the CEFF Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the aggregate $24,949,373 remaining available to us under the CEFF Purchase Agreement. If, in addition to the 511,391 Remaining CEFF Commitment Shares and 114,496 Purchased CEFF Purchase Shares that are currently issued and outstanding, all of the 3,885,504 Issuable CEFF Purchase Shares that may be offered and resold by Tumim by means of this prospectus were issued and outstanding as of the date hereof (without taking into account the 4.99% CEFF Beneficial Ownership Limitation), such CEFF Commitment Shares and CEFF Purchase Shares, collectively, would represent approximately 23.4% of the total number of shares of our common stock outstanding and approximately 31.3% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 3,885,504 Issuable CEFF Purchase Shares offered by means of this prospectus to Tumim, which we may have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The total number of shares of common stock ultimately offered for resale by Tumim by means of this prospectus is dependent upon the number of Issuable CEFF Purchase Shares that we may ultimately elect to sell to Tumim under the CEFF Purchase Agreement from and after the date of this prospectus.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock by us to Tumim under the CEFF Purchase Agreement. See “Risk Factors” below, any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus. Issuances of our common stock to Tumim pursuant to the CEFF Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance of shares of our common stock by us to Tumim pursuant to the CEFF Purchase Agreement.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	present three years, and may instead present only two years, of audited financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this report;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	comply with certain greenhouse gas emissions disclosure and related third-party assurance requirements;

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions and accommodations available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including as to: (i) the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) scaled executive compensation disclosures; (iii) presenting three years of audited financial statements; and (iv) compliance with certain greenhouse gas emissions disclosure and related third-party assurance requirements.

Significant Voting Power of Certain Beneficial Owners, Executive Officers and Directors

Our executive officers and directors collectively beneficially own approximately 6.1% of our outstanding common stock. Dennis Gile, our largest stockholder and a former officer and director, beneficially owns and has voting power over approximately 14.1% of our outstanding common stock. John Dorsey, the second-largest beneficial owner of our common stock and a former officer and director, beneficially owns and has voting power over approximately 8.9% of our outstanding common stock. As a result, both Mr. Gile and Mr. Dorsey individually, and our executive officers and directors collectively, are able to exercise significant influence over all matters requiring stockholder approval.

Our Corporate History and Structure

Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated (collectively, the “Arizona-to-Delaware Conversion Process”). On that date, a certificate of formation of Signing Day Sports, LLC, a Delaware limited liability company (“SDS LLC – DE”), and a certificate of conversion of SDS LLC – AZ into SDS LLC – DE, were filed with the Delaware Secretary of State. On September 9, 2021, a certificate of incorporation (as amended prior to the effectiveness of the Amended and Restated Certificate of Incorporation (as defined below), the “Certificate of Incorporation”) of Signing Day Sports, Inc., a Delaware corporation (“SDS Inc. – DE”), and a certificate of conversion of SDS LLC – DE into SDS Inc. – DE were filed with the Delaware Secretary of State. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

A unanimous written consent of the board of directors of SDS Inc. – DE, dated as of March 25, 2022, approved the form of an Agreement and Plan of Merger between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”) and related merger documents, the related merger transactions, the form of certain Settlement Agreements (as defined below), the form of a Shareholder Agreement among the Company and the stockholders of the Company (the “Shareholder Agreement”), and a proposed capitalization table of SDS Inc. – DE, approved and ratified the Certificate of Incorporation and approved amended and restated bylaws of SDS Inc. – DE, and approved and ratified related matters. In anticipation of the execution of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or stockholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into a Settlement Agreement and Release (each individually, the “Settlement Agreement,” and collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements. The stockholders of SDS Inc. – DE and the members of SDS LLC – AZ executed unanimous written consents, dated as of May 17, 2022 and July 6, 2022, respectively, approving the Merger Agreement and related transactions, the form of the Settlement Agreements, the form of the Shareholder Agreement, an updated capitalization table of SDS Inc., and approved and ratified the Certificate of Incorporation, the amended and restated bylaws, the prior corporate actions that were taken in connection with the Arizona-to-Delaware Conversion Process, and certain related matters.

On May 17, 2022, the Shareholder Agreement was entered into by and among the Company and the stockholders of the Company. The Shareholder Agreement provided certain restrictions, rights and obligations relating to the proposed sale, transfer or other disposition of the shares of the Company. The Shareholder Agreement terminated in accordance with its terms upon the closing of the Company’s initial public offering of its common stock on November 16, 2023 and listing on the NYSE American in connection with the closing.

On July 11, 2022, the Merger Agreement was executed. On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC.

The releases of claims under the Settlement Agreements with each of Dennis Gile, Dorsey Family Holdings, LLC, an Arizona limited liability company (“Dorsey LLC”), Joshua A. Donaldson Revocable Trust, and Zone Right, LLC, a California limited liability company (“Zone Right”), are subject to certain specific exceptions for claims under certain separate agreements or instruments. For a further description of the Settlement Agreements, including the rights subject to exceptions referenced in the Settlement Agreements, see Item 13. “Certain Relationships and Related Transactions, and Director Independence – Transactions With Related Persons” in the 2023 Form 10-K.

On March 13, 2023, the Reverse Stock Split, in which each five shares of the outstanding common stock were automatically combined and converted into one share of outstanding common stock, was approved by the board of directors, and was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock as of April 4, 2023. On April 14, 2023, we filed a certificate of amendment to the Certificate of Incorporation, which provided for the Reverse Stock Split, and the Reverse Stock Split became effective on the same date.

The Reverse Stock Split combined each five shares of our outstanding common stock into one share of common stock, without any change in the number of authorized shares of common stock or the par value per share of common stock. The Reverse Stock Split, correspondingly adjusted, among other things, the exercise price of our warrants, conversion price of our convertible notes, and exercise price of our stock options then outstanding. No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share.

On May 5, 2023, the amendment and restatement of the Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on May 9, 2023, the amended and restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) was filed with the Delaware Secretary of State and became effective the same date. Effective the same date, the second amended and restated bylaws of the Company were adopted by unanimous written consent of the board of directors; and on December 4, 2023, the board of directors unanimously approved an amendment to such bylaws (as amended, “Second Amended and Restated Bylaws”). On February 27, 2024, the amendment and restatement of the Amended and Restated Certificate of Incorporation was approved by stockholders holding a majority of the voting power of our issued and outstanding voting capital stock, and on the same date, the Second Amended and Restated Certificate of Incorporation of the Company (“Second Amended and Restated Certificate of Incorporation”) was filed with the Delaware Secretary of State and became effective upon filing. The Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws contain certain provisions relating to limitations of liability and indemnification of directors and certain officers, provide advance notice procedures for stockholder proposals at stockholder meetings, and other matters. See “Description of Securities – Anti-Takeover Provisions” in Exhibit 4.1 to the 2023 Form 10-K  and Item 10. “Directors, Executive Officers and Corporate Governance – Limitation on Liability and Indemnification of Directors and Certain Officers” in the 2023 Form 10-K.

Corporate Information

Our principal executive offices are located at 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255 and our telephone number is (480) 220-6814. We maintain a website at https://www.signingdaysports.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

Retrospective Presentation of Reverse Stock Split

Except as otherwise indicated, all references to our common stock, share data, per share data and related information has been adjusted for the Reverse Stock Split ratio of 1-for-5 as if it had occurred at the beginning of the earliest period presented.

The Offering

Common stock offered by the Selling Stockholder:

Up to 4,511,391 shares of common stock, consisting of:

●    up to 3,885,504 Issuable CEFF Purchase Shares that we may elect, in our sole discretion, to issue and sell to Tumim pursuant to the CEFF Purchase Agreement, from time to time from and after the date of this prospectus, subject to the continued satisfaction of specified conditions set forth in the CEFF Purchase Agreement;

●     114,496 Purchased CEFF Purchase Shares that we have issued and sold to Tumim as of April 4, 2024 upon the terms and subject to the conditions and limitations set forth in the CEFF Purchase Agreement; and

●    511,391 Remaining CEFF Commitment Shares of 661,102 CEFF Commitment Shares (valued at $0.7115 per share, or $470,360.45 in the aggregate) that we issued to Tumim on January 26, 2024 as partial consideration for its commitment to purchase shares of our common stock at our direction from time to time, upon the terms and subject to the conditions and limitations set forth in the CEFF Purchase Agreement.

Shares of common stock outstanding(1):	15,383,528 shares of common stock (as of April 4, 2024).

Shares of common stock outstanding after giving effect to the issuance of the shares registered hereunder	19,269,032 shares of common stock (based on the total shares outstanding as of April 4, 2024)

Use of proceeds:

We will not receive any proceeds from the sales of outstanding common stock by the Selling Stockholder. We have not received, and will not receive, any cash proceeds from the issuance of CEFF Commitment Shares to Tumim. We may receive up to $24,949,373 aggregate gross proceeds under the CEFF Purchase Agreement from sales of CEFF Purchase Shares that we elect to make to Tumim pursuant to the CEFF Purchase Agreement (such amount being the $25,000,000 maximum provided for under the CEFF Purchase Agreement less gross proceeds of $50,627 from sales of an aggregate of 114,496 Purchased CEFF Purchase Shares to Tumim as of April 4, 2024), if any, from time to time in our sole discretion, from and after the date of this prospectus.

Any proceeds that we receive from sales of our common stock to Tumim under the CEFF Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds”.

Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 16, in any applicable prospectus supplement, and any document incorporated by reference herein, before deciding to invest in our common stock.

Trading market and symbol:	Our common stock is listed on the NYSE American under the symbol “SGN”.

(1)	The number of shares of common stock outstanding is based on 15,383,528 shares of common stock outstanding as of April 4, 2024, and excludes the following securities as of such date:

●	586,000 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.50 per share;

●	416,938 shares of common stock issuable upon the exercise of stock options at a weighted-average exercise price of approximately $2.66 per share, which were granted to certain employees, consultants, officers, and directors under the Signing Day Sports, Inc. 2022 Equity Incentive Plan, as amended, or the Plan;

●	2,250,000 shares of common stock that are reserved for issuance under the Plan, which is inclusive of the 416,938 shares issuable upon the exercise of stock options that are granted under the Plan; and

●	184,555 shares of common stock issuable upon exercise of outstanding placement agent’s warrants at a weighted-average exercise price of approximately $2.41 per share;

●	84,000 shares of common stock issuable upon exercise of a warrant issued to the representative of the underwriters in the Company’s initial public offering at an exercise price of $6.75 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, the applicable prospectus supplement, the information set forth under Item 1A. “Risk Factors” of the 2023 Form 10-K, which is incorporated herein by reference, and in other filings we make with the SEC, before purchasing our common stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus and in the reports incorporated herein by reference, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to This Offering

It is not possible to predict the actual number of shares we will sell under the CEFF Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales.

On January 5, 2024, we entered into the CEFF Purchase Agreement with Tumim, pursuant to which, upon the terms and subject to the satisfaction of the conditions contained in the CEFF Purchase Agreement, Tumim originally committed to purchase, at our direction in our sole discretion, up to an aggregate of $25,000,000 of our common stock, subject to certain limitations set forth in the CEFF Purchase Agreement, from time to time during the term of the CEFF Purchase Agreement. As of April 4, 2024, we have sold 114,496 Purchased CEFF Purchase Shares to Tumim at an average price per share of approximately $0.44 pursuant to the Purchase Agreement for aggregate gross proceeds of $50,627. Sales of common stock by the Company to Tumim under the CEFF Purchase Agreement, if any, may occur, from time to time at our sole discretion, over the period commencing upon the Commencement Date, or the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement, including that the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement is declared effective by the SEC, and ending on the first day of the month next following the 24-month anniversary of the CEFF Closing Date, unless the CEFF Purchase Agreement is terminated earlier under its terms. On January 26, 2024, we filed the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, and on February 14, 2024, that registration statement was declared effective by the SEC. On February 15, 2024, the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement occurred. Accordingly, the Commencement Date occurred on February 15, 2024. On February 27, 2024, at a special meeting of stockholders, the Company obtained the CEFF Stockholder Approval to issue shares of common stock in excess of the number of shares represented by the CEFF Exchange Cap without requiring the shares to be priced at or above a certain minimum amount per share under the NYSE American listing rules.

We may ultimately decide to sell to Tumim all or only some of the shares that may be available for us to sell to Tumim pursuant to the CEFF Purchase Agreement. Because the purchase price per share to be paid by Tumim for any shares that we may elect to sell to Tumim under the CEFF Purchase Agreement will fluctuate based on the market prices of our common stock during the applicable period for each purchase made pursuant to the CEFF Purchase Agreement, it is not possible for us to predict, as of the date of this prospectus, the number of shares that we will sell to Tumim under the CEFF Purchase Agreement, the purchase price per share that Tumim will pay for shares purchased from us under the CEFF Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Tumim under the CEFF Purchase Agreement.

Our ability to sell the maximum number of shares permitted to be sold under the CEFF Purchase Agreement to the Selling Stockholder may be limited by its terms and conditions.

Although the CEFF Purchase Agreement provides that we may sell up to an aggregate of $25,000,000 of our common stock to Tumim, only $24,949,373 in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the CEFF Purchase Agreement remain, and only 4,511,391 shares are being registered for resale by Tumim pursuant to this prospectus, which include (i) up to 3,885,504 Issuable CEFF Purchase Shares that may be issued and sold by us to Tumim under the CEFF Purchase Agreement, (ii) 114,496 Purchased CEFF Purchase Shares that we have issued and sold to Tumim under the CEFF Purchase Agreement as of April 4, 2024, and (iii) 511,391 Remaining CEFF Commitment Shares which have previously been issued to Tumim as consideration for Tumim’s commitment to purchase shares of common stock upon the terms of and subject to satisfaction of the conditions set forth in the CEFF Purchase Agreement. If after the date of this prospectus we elect to sell to Tumim all of the 3,885,504 Issuable CEFF Purchase Shares being registered for resale by means of this prospectus, depending on the market prices of our common stock during the applicable period for each VWAP Purchase made pursuant to the CEFF Purchase Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $24,949,373 remaining available to us under the CEFF Purchase Agreement. Additional sales beyond the 3,885,504 Issuable CEFF Purchase Shares being registered for resale by means of this prospectus may require us to file one or more additional registration statements, and such registration statements would be required to be declared effective by the SEC.

Because we obtained the CEFF Stockholder Approval, the Company may issue shares at prices that may be below the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time the Company delivers the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American. However, the CEFF Purchase Agreement continues to specifically provide that we may not issue or sell any shares of common stock under the CEFF Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

Moreover, we may not issue or sell any shares of common stock to Tumim under the CEFF Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by Tumim and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in Tumim beneficially owning more than 4.99% of the outstanding shares of the common stock.

These requirements and limitations could materially adversely affect the liquidity and availability of the committed equity financing facility provided for under the CEFF Purchase Agreement.

The sale and issuance of our common stock to the Selling Stockholder may cause dilution to our existing stockholders, and the sale of the shares of common stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our common stock to fall.

The purchase price for the Resale Shares that we have sold or may sell to the Selling Stockholder under the CEFF Purchase Agreement will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

If and when we elect to sell CEFF Purchase Shares to Tumim pursuant to the CEFF Purchase Agreement and after Tumim has acquired such CEFF Purchase Shares, Tumim may also resell all, some or none of the CEFF Purchase Shares at any time or from time to time in its discretion and at different prices. Therefore, sales by the Selling Stockholder of the CEFF Commitment Shares and sales to the Selling Stockholder by us of the CEFF Purchase Shares available for resale by the Selling Stockholder could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the CEFF Purchase Agreement, we will have discretion, subject to market demand and certain limitations set forth in the CEFF Purchase Agreement, to sell CEFF Purchase Shares to Tumim at varying times, prices, and numbers. Tumim may resell all, some or none of the CEFF Commitment Shares at any time or from time to time in its discretion and at different prices. If and when we elect to sell CEFF Purchase Shares to Tumim pursuant to the CEFF Purchase Agreement and after Tumim has acquired such CEFF Purchase Shares, Tumim may also resell all, some or none of the CEFF Purchase Shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Tumim in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Tumim in this offering as a result of future sales made by us to Tumim at prices lower than the prices such investors paid for their shares in this offering.

Our management team will have broad discretion over the use of the net proceeds from our sale of shares of common stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to the Selling Stockholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

TUMIM STONE CAPITAL COMMITTED EQUITY FINANCING FACILITY

On January 5, 2024, we entered into the CEFF Purchase Agreement with Tumim, providing for a committed equity financing facility, pursuant to which, upon the terms and subject to the satisfaction of the conditions contained in the CEFF Purchase Agreement, Tumim has committed to purchase, at our direction in our sole discretion, up to an aggregate of $25,000,000 of our common stock, subject to certain limitations set forth in the CEFF Purchase Agreement, from time to time during the term of the CEFF Purchase Agreement. As of April 4, 2024, we have sold 114,496 Purchased CEFF Purchase Shares to Tumim at an average price per share of approximately $0.44 pursuant to the Purchase Agreement for aggregate gross proceeds of $50,627. Accordingly, we may receive up to $24,949,373 in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the CEFF Purchase Agreement, from time to time after the date of this prospectus. Concurrently with the execution of the CEFF Purchase Agreement, we and Tumim also entered into the CEFF Registration Rights Agreement, pursuant to which we agreed to file with the SEC one or more registration statements to register under the Securities Act the offer and resale by Tumim of all of the shares of common stock that may be issued and sold by us to Tumim from time to time under the CEFF Purchase Agreement. On January 26, 2024, the Company filed the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, and on February 14, 2024, that registration statement was declared effective by the SEC. We had previously registered for resale the 661,102 CEFF Commitment Shares that we issued to Tumim upon the execution of the CEFF Purchase Agreement, of which 149,711 shares of common stock issued as CEFF Commitment Shares have since been sold by Tumim as of April 3, 2024, and are not included in this prospectus.

Sales of common stock by the Company to Tumim under the CEFF Purchase Agreement, if any, may occur, from time to time at our sole discretion, over the period commencing upon the Commencement Date, or the date of the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement, including that the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement is declared effective by the SEC, and ending on the first day of the month next following the 24-month anniversary of the CEFF Closing Date, unless the CEFF Purchase Agreement is terminated earlier under its terms.

On February 15, 2024, the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement occurred. Accordingly, the Commencement Date occurred on February 15, 2024.

The net proceeds from sales, if any, under the CEFF Purchase Agreement to the Company will depend on the frequency and prices at which we sell CEFF Purchase Shares to Tumim. We expect that any proceeds received by us from such sales to Tumim will be used for working capital and general corporate purposes.

As consideration for Tumim’s commitment to purchase shares of common stock upon the terms of and subject to satisfaction of the conditions set forth in the CEFF Purchase Agreement, on the date of the initial filing with the SEC of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, the Company was required to issue to Tumim the CEFF Commitment Shares in an amount equal to the number of shares of common stock valued at $500,000 in the aggregate, subject to the CEFF Beneficial Ownership Limitation. The per share value of the CEFF Commitment Shares was required to be calculated by dividing (i) the $500,000 CEFF Commitment Fee, by (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. If any shares that were otherwise required to be issued as CEFF Commitment Shares were not permitted to be issued due to the CEFF Beneficial Ownership Limitation, the Company was required to pay to Tumim in cash the amount equal to the product of (i) the number of shares that may not be issued as CEFF Commitment Shares due to the CEFF Beneficial Ownership Limitation and (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. Accordingly, on the date of the initial filing with the SEC of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, the Company issued the CEFF Commitment Shares to Tumim, which were valued at $470,360.45 in the aggregate, based on the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, which constituted approximately 4.99% of the outstanding shares of common stock, and, due to the CEFF Beneficial Ownership Limitation and pursuant to the terms and conditions of the CEFF Purchase Agreement summarized above, we paid Tumim $29,639.55 in cash, which equaled the number of the CEFF Commitment Shares that would have been issued but for the application of the CEFF Beneficial Ownership Limitation, multiplied by the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement. In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement had not occurred by February 15, 2024, the Company would have been required to pay Tumim $500,000 less any amount of the CEFF Commitment Fee previously paid in cash upon the return and cancellation of the CEFF Commitment Shares. As noted above, on February 14, 2024, the SEC declared the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement effective, and, on February 15, 2024, the other conditions to the occurrence of the Commencement Date were satisfied. As such, the contingent requirement to pay Tumim the CEFF Commitment Fee in cash upon the return and cancellation of the CEFF Commitment Shares expired without effect. In addition, as required under the CEFF Purchase Agreement, the Company has reimbursed Tumim for the reasonable legal fees and disbursements of Tumim’s legal counsel in the amount of $75,000.

In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement had not occurred by February 15, 2024, and Tumim had terminated the CEFF Purchase Agreement as a result, the Company would have been required to issue to Tumim Penny Warrants to purchase 750,000 shares as a break-up fee. The Penny Warrants were required to have an exercise price of $0.01 per share, subject to full-ratchet price protection with a floor price equal to the par value of the Company’s common stock, and customary antidilution protection. The Penny Warrants would have had a term of five years. In addition, the Company would have been required to comply with certain registration requirements with respect to the Penny Warrants. As noted above, on February 14, 2024, the SEC declared the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement effective, and, on February 15, 2024, the other conditions to the occurrence of the Commencement Date were satisfied. As such, the contingent requirement to issue the Penny Warrants and comply with the related registration requirements expired without effect.

Under the Boustead Engagement Letter, Boustead is acting as the placement agent in connection with the transactions contemplated by the CEFF Purchase Agreement. We agreed to issue Boustead 49,193 shares of common stock in connection with our issuance of the CEFF Commitment Shares to Tumim on January 26, 2024, equal to 7% of the number of CEFF Commitment Shares that would have been issued but for the application of the CEFF Beneficial Ownership Limitation, as a fee pursuant to the Boustead Engagement Letter. Under the Boustead Engagement Letter, the Company is also required to issue to Boustead warrants to purchase a number of shares equal to 7% of the shares of common stock issued to Tumim pursuant to purchases under the CEFF Purchase Agreement, with an exercise price equal to the applicable purchase price per share. The warrants that are required to be issued to Boustead will be exercisable for a period of five years from the date of issuance and contain cashless exercise provisions. Boustead also has certain registration rights with respect to these warrants, which Boustead has waived with respect to the registration statements we are required to file with the SEC pursuant to the CEFF Registration Rights Agreement. Boustead and its affiliates are not in any manner related to Tumim or any of Tumim’s affiliates. Boustead’s compensation under the Boustead Engagement Letter in connection with the CEFF Purchase Agreement is subject to reduction or adjustment to the extent that such compensation is determined to be in excess of or otherwise noncompliant with applicable rules of FINRA.

The terms and conditions of the CEFF Purchase Agreement and the CEFF Registration Rights Agreement are further described below.

Purchase of Shares Under the CEFF Purchase Agreement

From and after the Commencement Date, we have the right, but not the obligation, from time to time at our sole discretion, to direct Tumim to effect a VWAP Purchase as to amounts of common stock that are specified by the Company to Tumim in writing, subject to certain maximum amounts calculated pursuant to the CEFF Purchase Agreement. The purchase price per share to be paid by Tumim for shares of common stock that the Company may elect to sell to Tumim will be equal to 95% of the lowest daily VWAP of the common stock during the three consecutive trading days immediately following the date that the VWAP Purchase Notice with respect to the particular VWAP Purchase is timely delivered from the Company to Tumim, provided that (i) the Company may not deliver more than one VWAP Purchase Notice to Tumim on any single trading day, (ii) at least three trading days have elapsed since the trading day on which the most recent VWAP Purchase Notice was delivered by the Company to Tumim, (iii) the closing sale price of the common stock on such date is not lower than $0.15, as adjusted for stock splits and similar transactions as set forth in the CEFF Purchase Agreement, and (iv) all shares of common stock subject to all prior VWAP Purchases by Tumim under the CEFF Purchase Agreement have been received by Tumim electronically as set forth in the CEFF Purchase Agreement.

The maximum number of shares of common stock that may be required to be purchased pursuant to a VWAP Purchase Notice will be equal to the lowest of:

●	(i) 100% of the average daily trading volume in the common stock for the five consecutive trading day period ending on (and including) the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice;

●	(ii) the product obtained by multiplying (A) the daily trading volume in the common stock on the applicable day Tumim receives a VWAP Purchase Notice and (B) 0.30; and

●	(iii) the quotient obtained by dividing (A) $2,000,000 by (B) the VWAP of the common stock on the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice.

There are no upper limits on the price per share that Tumim must pay for shares of common stock we direct Tumim to purchase in a VWAP Purchase under the CEFF Purchase Agreement. The purchase price per share of common stock that we direct Tumim to purchase in a VWAP Purchase under the CEFF Purchase Agreement will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the period used to determine the purchase price to be paid by Tumim for such CEFF Purchase Shares in such VWAP Purchase.

Tumim has no right to require us to sell any shares of common stock to Tumim, but Tumim is obligated to make purchases of common stock as directed by the Company, subject to the satisfaction of conditions set forth in the CEFF Purchase Agreement to initiate the Commencement and thereafter at each time that we may direct Tumim to purchase shares of common stock under the CEFF Purchase Agreement. Actual sales of common stock by the Company to Tumim under the CEFF Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company in its sole discretion from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

Conditions to Commencement and Delivery of VWAP Purchase Notices

Our ability to deliver VWAP Purchase Notices to Tumim under the CEFF Purchase Agreement are subject to the satisfaction, both on the Commencement Date and at the time of delivery by the Company of any VWAP Purchase Notice to Tumim, of certain conditions, all of which are entirely outside of Tumim’s control, including, among other things, the following:

●	the accuracy in all material respects of our representations and warranties included in the CEFF Purchase Agreement;

●	us having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the CEFF Purchase Agreement to be performed, satisfied or complied with by us;

●	the effectiveness of this registration statement that includes this prospectus (and any one or more additional registration statements required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement that include shares of common stock that may be issued and sold by us to Tumim under the CEFF Purchase Agreement);

●	the SEC shall not have issued any stop order suspending the effectiveness, prohibiting or suspending the use of the registration statement that includes this prospectus (or any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by us to Tumim under the CEFF Purchase Agreement);

●	there shall not have occurred any event and there shall not exist any condition or state of facts, which makes any statement of a material fact made in the registration statements we are required to file with the SEC pursuant to the CEFF Registration Rights Agreement untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the CEFF Registration Rights Agreement, in light of the circumstances under which they were made) not misleading;

●	trading in our common stock shall not have been suspended by the SEC or the NYSE American, we shall not have received any final and non-appealable notice that the listing or quotation of the common stock on the NYSE American shall be terminated on a date certain (unless, prior to such date, the common stock is listed or quoted on the New York Stock Exchange (“NYSE”), the Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”), the Nasdaq Global Market tier of Nasdaq, the Nasdaq Global Select Market tier of Nasdaq, or the NYSE Arca (or any nationally recognized successor to any of the foregoing) (each, an “Eligible Market”), and there shall be no suspension of, or restriction on, accepting additional deposits of the common stock, electronic trading or book-entry services by DTC with respect to the common stock;

●	we shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the CEFF Purchase Agreement and the CEFF Registration Rights Agreement;

●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the CEFF Purchase Agreement or the CEFF Registration Rights Agreement;

●	the absence of any action, suit or proceeding before any arbitrator or any court or governmental authority seeking to restrain, prevent or change the transactions contemplated by the CEFF Purchase Agreement or the CEFF Registration Rights Agreement, or seeking material damages in connection with such transactions;

●	all of the shares of common stock that may be issued pursuant to the CEFF Purchase Agreement shall have been approved for listing or quotation on the NYSE American (or if the common stock is not then listed on the NYSE American, on any Eligible Market);

●	no condition, occurrence, state of facts or event constituting a Material Adverse Effect shall have occurred and be continuing;

●	the absence of any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; and

●	the receipt by Tumim of the opinions, bring-down opinions and negative assurances from outside counsel to us, the comfort letters and bring-down comfort letters from our current and former auditors, if applicable, and compliance certificates in the forms mutually agreed to by us and Tumim.

No Short-Selling or Hedging by Tumim Stone Capital

During the term of the CEFF Purchase Agreement, Tumim covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of the common stock or hedging transaction which establishes a net short position with respect to the common stock.

Prohibition on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the CEFF Purchase Agreement or CEFF Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on the Company entering into specified “Variable Rate Transactions” (as such term is defined in the CEFF Purchase Agreement). Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the common stock after the date of issuance, or the Company effecting or entering into an agreement to effect an “equity line of credit,” an “at the market offering” or other similar continuous offering with a third party, in which the Company may offer, issue or sell common stock or any securities exercisable, exchangeable or convertible into common stock at future determined prices. Such restrictions shall remain in effect for a period commencing on the CEFF Closing Date and ending on the earlier of (i) the first day of the month next following the 24-month anniversary of the CEFF Closing Date and (ii) the six-month anniversary of the effective date of the termination of the CEFF Purchase Agreement pursuant to its terms.

CEFF Beneficial Ownership Limitation

We may not issue or sell any shares of common stock to Tumim under the CEFF Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by Tumim and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in Tumim beneficially owning more than 4.99% of the outstanding shares of the common stock.

CEFF Exchange Cap

Under the applicable rules of the NYSE American, in no event could we issue to Tumim under the CEFF Purchase Agreement more than the CEFF Exchange Cap of 2,648,385 shares of common stock, which number of shares represents 19.99% of the shares of the common stock outstanding immediately prior to the execution of the CEFF Purchase Agreement, until we obtained the CEFF Stockholder Approval, as described below under “—Stockholder Meeting Covenant”, to issue shares of common stock in excess of the CEFF Exchange Cap in accordance with applicable NYSE American listing rules. The CEFF Exchange Cap was not applicable to limit the number of shares of common stock that we could sell to Tumim in any VWAP Purchase that we effected pursuant to the CEFF Purchase Agreement (if any), to the extent the purchase price per share paid by Tumim for the shares of common stock in such VWAP Purchase was equal to or greater than the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time we delivered the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American to take into account our payment of the CEFF Commitment Fee to Tumim and the amount paid as reimbursement for the legal fees and disbursements of Tumim’s counsel in connection with the committed equity financing facility, each as described in more detail above, and otherwise as may be necessary to ensure compliance with the applicable rules of the NYSE American. In any event, the CEFF Purchase Agreement specifically provides that we may not issue or sell any shares of common stock under the CEFF Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

Stockholder Meeting Covenant

Pursuant to the CEFF Purchase Agreement, we were obligated to convene a special meeting of our stockholders at the earliest reasonably practical date, but in no event later than 120 days after the CEFF Closing Date for the purpose of obtaining the CEFF Stockholder Approval, and to use our reasonable best efforts to obtain the CEFF Stockholder Approval at such stockholder meeting. Accordingly, as set forth in the definitive proxy materials the Company filed with the SEC on December 29, 2023 and on January 2, 2024, the Company scheduled the Special Stockholders’ Meeting to be held on February 27, 2024 for the purpose of, among other things, obtaining the CEFF Stockholder Approval. If the Company had not obtained the CEFF Stockholder Approval at the Special Stockholders’ Meeting on February 27, 2024, the CEFF Purchase Agreement would have required the Company to convene another stockholders’ meeting at least every three months after February 27, 2024 for the purpose of obtaining the CEFF Stockholder Approval, until the earlier of (i) the date on which the CEFF Stockholder Approval was finally obtained and (ii) the termination of the CEFF Purchase Agreement.

On February 27, 2024, at the Special Stockholders’ Meeting, the Company obtained the CEFF Stockholder Approval. As a result, the Company may issue more than the limited number of shares as defined by the CEFF Exchange Cap, at prices that may be below the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time the Company delivers the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American to take into account the Company’s payment of the CEFF Commitment Fee to Tumim and the amount paid as reimbursement for the legal fees and disbursements of Tumim’s counsel in connection with the committed equity financing facility. However, the CEFF Purchase Agreement continues to provide that the Company may not issue or sell any shares of common stock under the CEFF Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

Registration Rights

Concurrently with the execution of the CEFF Purchase Agreement, the Company and Tumim also entered into the CEFF Registration Rights Agreement, pursuant to which the Company agreed to file with the SEC one or more registration statements to register under the Securities Act the offer and resale by Tumim of all of the shares of common stock that may be issued and sold by the Company to Tumim from time to time under the CEFF Purchase Agreement.

Under the CEFF Registration Rights Agreement, the Company was required to make the initial filing of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement within 30 days after the CEFF Closing Date. The Company was required to use commercially reasonable efforts to have the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement declared effective by the SEC as soon as reasonably practicable, but in no event later than 60 days after the CEFF Closing Date. The initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement must cover the resale of the CEFF Commitment Shares and up to the maximum number of CEFF Purchase Shares permitted to be included in the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement under applicable SEC rules, regulations and interpretations. If any shares of common stock required to be registered under a registration statement pursuant to the CEFF Purchase Agreement and the CEFF Registration Rights Agreement may not be covered by the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, and we elect to sell substantially all of the shares included in the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement, then an additional registration statement covering the resale of up to the maximum number of shares permitted to be included in such additional registration statement must be filed within ten business days, and the Company must use its commercially reasonable efforts to cause such additional registration statement to become effective as soon as reasonably practicable, but in no event later than 60 days after the applicable filing deadline for such additional registration statement. If any shares of common stock remaining required to be registered under a registration statement pursuant to the CEFF Purchase Agreement and the CEFF Registration Rights Agreement may not be covered by such additional registration statement, and we elect to sell substantially all of the shares included in such additional registration statement, then an additional registration statement covering the resale of up to the maximum number of shares permitted to be included in such additional registration statement must be filed within ten business days, and the Company must use its commercially reasonable efforts to cause such additional registration statement to become effective as soon as reasonably practicable, but in no event later than 60 days after the applicable filing deadline for such additional registration statement. The same requirements will apply to each additional registration statement required to be filed pursuant to the CEFF Purchase Agreement and the CEFF Registration Rights Agreement. The Company will also be required to use commercially reasonable efforts to maintain the effectiveness of each registration statement required to be filed pursuant to the CEFF Registration Rights Agreement until the date that Tumim no longer holds any of the shares that have been sold or issued to it, subject to suspensions due to material non-public events for up to 20 consecutive trading days and up to 60 aggregate trading days in any 365-day period.

Termination of the CEFF Purchase Agreement

The CEFF Purchase Agreement will automatically terminate upon the earliest of:

●	the first day of the month next following the 24-month anniversary of the CEFF Closing Date;

●	Tumim’s purchase of shares of common stock having an aggregate purchase price equal to $25,000,000 under the CEFF Purchase Agreement;

●	the date on which the common stock shall have failed to be listed or quoted on NYSE American or any other Eligible Market;

●	the 30th trading day next following the date on which we commence a voluntary bankruptcy case or any third party commences a bankruptcy proceeding against us, in each case that is not discharged or dismissed prior to such 30th trading day; or

●	the date on which a custodian is appointed for us in a bankruptcy proceeding for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

The Company has the right to terminate the CEFF Purchase Agreement at any time after the Commencement Date, upon five trading days’ prior written notice to Tumim, provided that:

●	the Company shall have paid the entire CEFF Commitment Fee to Tumim (in cash or by the issuance of CEFF Commitment Shares, as required pursuant to the CEFF Purchase Agreement) in accordance with the CEFF Purchase Agreement and paid all fees and amounts to Tumim’s counsel required to be paid pursuant to the CEFF Purchase Agreement prior to such termination; and

●	prior to issuing any press release, or making any public statement or announcement, with respect to such termination, the Company will consult with Tumim and its counsel on the form and substance of such press release or other disclosure.

We and Tumim may also terminate the CEFF Purchase Agreement at any time by mutual written consent.

Tumim may terminate the CEFF Purchase Agreement upon five trading days’ prior written notice upon the occurrence of certain events, including:

●	the occurrence of a Material Adverse Effect;

●	the occurrence of a Fundamental Transaction (as defined in the CEFF Purchase Agreement) involving us;

●	our failure to file with the SEC or have declared effective by the SEC the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement or any additional registration statement we file with the SEC pursuant to the CEFF Registration Rights Agreement, within the time periods set forth in the CEFF Registration Rights Agreement or our breach or default of the CEFF Registration Rights Agreement;

●	the effectiveness of the initial registration statement required to be filed with the SEC pursuant to the CEFF Registration Rights Agreement or any additional registration statement we file with the SEC pursuant to the CEFF Registration Rights Agreement lapses for any reason (including the issuance of a stop order by the SEC), or this prospectus or the prospectus included in any additional registration statement we file with the SEC pursuant to the CEFF Registration Rights Agreement otherwise becomes unavailable to Tumim for the resale of all of the shares of common stock included therein, and such lapse or unavailability continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, other than due to acts of Tumim;

●	trading in the common stock on the NYSE American (or if the common stock is then listed on an Eligible Market, trading in the common stock on such Eligible Market) has been suspended for a period of three consecutive trading days;

●	our material breach or default under the CEFF Purchase Agreement; or

●	the failure of the Commencement Date to occur on or prior to February 15, 2024.

No termination of the CEFF Purchase Agreement by us or by Tumim will become effective prior to the fifth trading day immediately following the applicable settlement date related to any pending VWAP Purchase that has not been fully settled in accordance with the terms and conditions of the CEFF Purchase Agreement.

In addition, a termination of the CEFF Purchase Agreement will not affect:

●	any of our respective rights and obligations under the CEFF Purchase Agreement with respect to any pending VWAP Purchase;

●	the CEFF Commitment Fee payable to Tumim (whether payable in cash or by the issuance of CEFF Commitment Shares);

●	Tumim’s right to be paid for the reasonable legal fees and disbursements of Tumim’s legal counsel in the amount of $75,000; and

●	our and Tumim’s respective obligations with respect to any such pending VWAP Purchase under the CEFF Purchase Agreement.

Furthermore, no termination of the CEFF Purchase Agreement will affect:

●	the CEFF Registration Rights Agreement, which will survive any termination of the CEFF Purchase Agreement;

●	the prohibition on any Variable Rate Transactions until the earlier of (i) the first day of the month next following the 24-month anniversary of the CEFF Closing Date or (ii) the six-month anniversary of the effective date of the termination of the CEFF Purchase Agreement;

●	in the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the CEFF Purchase Agreement had not occurred by February 15, 2024, and Tumim terminated the CEFF Purchase Agreement as a result, the Company’s obligation to issue Tumim the Penny Warrants, and to comply with the registration requirements relating to the Penny Warrants as described above; or

●	as long as Tumim owns any of the CEFF Commitment Shares or the CEFF Purchase Shares, the Company’s other covenants and agreements under the CEFF Purchase Agreement, which shall remain in full force and effect for the six-month period following such termination.

Representations, Warranties, Conditions and Indemnification Obligations

The CEFF Purchase Agreement and the CEFF Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Effect of Performance of the CEFF Purchase Agreement on our Stockholders

The Issuable CEFF Purchase Shares may be issued and sold by us to Tumim from time to time at our discretion over the period beginning on the Commencement Date and ending on the first day of the month next following the 24-month anniversary of the CEFF Closing Date, unless the CEFF Purchase Agreement is terminated earlier under its terms. All shares of common stock that have been or may be issued or sold by us to Tumim under the CEFF Purchase Agreement that are being registered under the Securities Act for resale by Tumim in this offering are expected to be freely tradable. The resale by Tumim of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile.

We do not know what the purchase price will be for Issuable CEFF Purchase Shares that we may issue and sell to Tumim under the CEFF Purchase Agreement, if any, and therefore cannot be certain as to the number of shares of our common stock we might issue to Tumim under the CEFF Purchase Agreement after the date of this prospectus. As of April 4, 2024, there were 15,383,528 shares of our common stock outstanding, of which 10,545,694 shares are estimated to be held by non-affiliates. Although we may sell up to a number of shares of common stock equal to $24,949,373 of common stock (such amount being the $25,000,000 maximum provided for under the CEFF Purchase Agreement less gross proceeds of $50,627 from sales of an aggregate of 114,496 Purchased CEFF Purchase Shares to Tumim as of April 4, 2024) to Tumim, only 4,511,391 shares of common stock are being registered for resale by the Selling Stockholder by means of this prospectus, which represent (i) 511,391 Remaining CEFF Commitment Shares which have previously been issued, (ii) 114,496 Purchased CEFF Purchase Shares that we have issued and sold to Tumim under the CEFF Purchase Agreement as of April 4, 2024, and (iii) up to 3,885,504 shares of common stock that may be issued and sold by us to Tumim as Issuable CEFF Purchase Shares under the CEFF Purchase Agreement from and after the date of this prospectus, if and when we elect to sell Issuable CEFF Purchase Shares to Tumim under the CEFF Purchase Agreement. Depending on the market prices of our common stock at the time we elect to issue and sell Issuable CEFF Purchase Shares to Tumim under the CEFF Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the aggregate $24,949,373 remaining available to us under the CEFF Purchase Agreement. If, in addition to the 511,391 Remaining CEFF Commitment Shares and 114,496 Purchased CEFF Purchase Shares that are currently issued and outstanding, all of the 3,885,504 Issuable CEFF Purchase Shares that may be offered and resold by Tumim by means of this prospectus were issued and outstanding as of the date hereof (without taking into account the 4.99% CEFF Beneficial Ownership Limitation), such Remaining CEFF Commitment Shares and CEFF Purchase Shares, collectively, would represent approximately 23.4% of the total number of shares of our common stock outstanding and approximately 31.3% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 3,885,504 Issuable CEFF Purchase Shares offered by means of this prospectus to Tumim, which we may have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The total number of shares of common stock ultimately offered for resale by Tumim by means of this prospectus is dependent upon the number of Issuable CEFF Purchase Shares that we may ultimately elect to sell to Tumim under the CEFF Purchase Agreement from and after the date of this prospectus.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock by us to Tumim under the CEFF Purchase Agreement. See “Risk Factors” above, any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus. Issuances of our common stock to Tumim pursuant to the CEFF Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance of shares of our common stock by us to Tumim pursuant to the CEFF Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from Tumim from our sale of shares to Tumim under the CEFF Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share		Number of Registered CEFF Purchase Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Tumim(2)	Gross Proceeds from the Sale of CEFF Purchase Shares to Tumim Under the Purchase Agreement
$0.2801	(3)	4,000,000	20.8%	$1,120,400
$0.50		4,000,000	20.8%	$2,000,000
$0.75		4,000,000	20.8%	$3,000,000
$1.00		4,000,000	20.8%	$4,000,000
$1.50		4,000,000	20.8%	$6,000,000
$2.00		4,000,000	20.8%	$8,000,000

(1)

Does not include the 661,102 CEFF Commitment Shares that we issued to Tumim as consideration for its commitment to purchase our common stock under the CEFF Purchase Agreement. Although we may sell up to a number of shares of common stock equal to $24,949,373 (such amount being the $25,000,000 maximum provided for under the CEFF Purchase Agreement less gross proceeds of $50,627 from sales of an aggregate of 114,496 Purchased CEFF Purchase Shares to Tumim as of April 4, 2024) to Tumim, we are only registering 4,511,391 shares under this prospectus which represents (i) 511,391 Remaining CEFF Commitment Shares which have been issued to Tumim, (ii) 114,496 Purchased CEFF Purchase Shares that we have issued and sold to Tumim under the CEFF Purchase Agreement as of April 4, 2024, and (iii) up to 3,885,504 shares of common stock that may be issued and sold by us to Tumim as Issuable CEFF Purchase Shares under the CEFF Purchase Agreement from and after the date of this prospectus, if and when we sell shares to Tumim under the CEFF Purchase Agreement, and which may or may not cover all the shares we ultimately sell to Tumim under the CEFF Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering for purchase that have been issued and sold or that may be issued and sold by us to Tumim in this offering, without regard to the CEFF Beneficial Ownership Limitation. The assumed average purchase prices per share are solely for illustrative purposes and are not intended to be estimates or predictions of the future performance of our common stock.

(2)	The denominator of the fraction upon which each percentage is calculated is based on 15,383,528 shares outstanding as of April 4, 2024, which is adjusted to include the number of shares set forth in the second column, which is the number that we would have sold to Tumim, assuming the purchase price in the first column, and which includes the 661,102 CEFF Commitment Shares and the 114,496 Purchased CEFF Purchase Shares that the Company has sold to Tumim as of April 4, 2024. The numerator of the fraction upon which each percentage is calculated is based on the number of 114,496 Purchased CEFF Purchase Shares that have been purchased and the 3,885,504 Issuable CEFF Purchase Shares that may be purchased under the CEFF Purchase Agreement at the corresponding assumed purchase price set forth in the first column.

(3)	The closing sale price of our common stock on April 3, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and any prospectus supplement or documents incorporated by reference herein may contain, forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections “Prospectus Summary” and “Risk Factors” in this prospectus and under Item 1. “Business,” Item 1A. “Risk Factors,” and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2023 Form 10-K, and may be contained in our prospectus supplements or future SEC reports. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	anticipated benefits from strategic alliances and collaborations with certain sports organizations or celebrity professional sports consultants;

●	our ability to implement certain desired artificial intelligence features into our platform;

●	our anticipated ability to obtain additional funding to develop additional services and offerings;

●	expected market acceptance of our existing and new offerings;

●	anticipated competition from existing online offerings or new offerings that may emerge;

●	anticipated favorable impacts from strategic changes to our business on our net sales, revenues, income from continuing operations, or other results of operations;

●	our expected ability to attract new users and customers, with respect to football, sports other than football, or both;

●	our expected ability to increase the rate of subscription renewals;

●	our expected ability to slow the rate of user attrition;

●	our expected ability and third parties’ abilities to protect intellectual property rights;

●	our expected ability to adequately support future growth;

●	our expected ability to comply with user data privacy laws and other legal requirements;

●	anticipated legal and regulatory requirements and our ability to comply with such requirements; and

●	our expected ability to attract and retain key personnel to manage our business effectively.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus, in the 2023 Form 10-K under Item 1A. “Risk Factors”, the other documents incorporated by reference herein and under a similar heading in any applicable prospectus supplement, and the risks detailed from time to time in our future SEC reports or registration statements. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus and any applicable prospectus supplement and documents incorporated by reference herein relate only to events or information as of the date they are made. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

USE OF PROCEEDS

This prospectus and any supplement hereto relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholder. All of the common stock offered by the Selling Stockholder pursuant to this prospectus and any supplement hereto will be sold by the Selling Stockholder for its own account. We will not receive any of the proceeds from these sales. We may receive up to $24,949,373 (such amount being the $25,000,000 maximum provided for under the CEFF Purchase Agreement less gross proceeds of $50,627 from sales of an aggregate of 114,496 Purchased CEFF Purchase Shares to Tumim as of April 4, 2024) aggregate gross proceeds under the CEFF Purchase Agreement from any sales we make to Tumim pursuant to the CEFF Purchase Agreement. The aggregate proceeds from sales, if any, under the CEFF Purchase Agreement, will depend on the amounts, frequency, and prices of shares of common stock that we sell to the Selling Stockholder after the date of this prospectus. See the section titled “Plan of Distribution” elsewhere in this prospectus for more information.

Except as may be described otherwise in a prospectus supplement, we expect to use any proceeds that we receive under the CEFF Purchase Agreement for working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. Bank line of credit covenants generally prohibit us from paying cash dividends. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also Item 1A. “Risk Factors – Risks Related to Our Common Stock – We do not expect to declare or pay dividends on our common stock in the foreseeable future.” in the 2023 Form 10-K, which is incorporated by reference herein.

SELLING STOCKHOLDER

This prospectus relates to the offer and sale by Tumim of up to 4,511,391 shares of our common stock that have been or may be issued by us to Tumim under the CEFF Purchase Agreement. For additional information regarding the shares of our common stock included in this prospectus, see the section titled “Tumim Stone Capital Committed Equity Financing” above. We are registering the shares of our common stock included in this prospectus pursuant to the provisions of the CEFF Registration Rights Agreement we entered into with Tumim on January 5, 2024 in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the CEFF Purchase Agreement and the CEFF Registration Rights Agreement and as set forth elsewhere in this prospectus, Tumim has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholder” means Tumim Stone Capital LLC.

The table below presents information regarding the Selling Stockholder and the shares of our common stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of April 3, 2024. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of our common stock being offered for resale by the selling stockholder under this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them and, except as set forth in the section titled “Plan of Distribution” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of our common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of our common stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 15,383,528 shares of our common stock outstanding on April 3, 2024. Because the purchase price to be paid by the Selling Stockholder for shares of our common stock, if any, that we may elect to sell to the Selling Stockholder in one or more VWAP Purchases from time to time under the CEFF Purchase Agreement will be determined at the end of the applicable three-trading-day period following each VWAP Purchase, the actual number of shares of our common stock that we may sell to the Selling Stockholder under the CEFF Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Stockholder of all of the shares of our common stock being offered for resale pursuant to this prospectus.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this	Number of Shares of Common Stock Beneficially Owned After this Offering(3)
Name of Selling Stockholder	Number(1)	Percent(2)	Prospectus	Number	Percent
Tumim Stone Capital LLC(4)	625,887	4.1	4,511,391	-	-

(1)	Represents 511,391 Remaining CEFF Commitment Shares of the 661,102 CEFF Commitment Shares that we issued to Tumim and 114,496 Purchased CEEF Purchase Shares that we issued and sold to Tumim, in each case, pursuant to the CEFF Purchase Agreement, which have not been resold as of April 3, 2024. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Tumim may be required to purchase under the CEFF Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the CEFF Purchase Agreement, the satisfaction of which are entirely outside of Tumim’s control, including the registration statements we are required to file with the SEC pursuant to the CEFF Registration Rights Agreement becoming and remaining effective. Furthermore, VWAP Purchases of our common stock under the CEFF Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the CEFF Purchase Agreement. Also, the CEFF Purchase Agreement prohibits us from issuing and selling any shares of our common stock to Tumim to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by Tumim, would cause Tumim’s beneficial ownership of our common stock to exceed the 4.99% CEFF Beneficial Ownership Limitation. The CEFF Purchase Agreement also prohibits us from issuing or selling shares of our common stock under the CEFF Purchase Agreement otherwise as may be necessary to ensure compliance with the applicable rules of the NYSE American. Neither the CEFF Beneficial Ownership Limitation nor the NYSE American rules compliance requirements (to the extent applicable under the applicable rules of the NYSE American) may be amended or waived under the CEFF Purchase Agreement.

(2)	Applicable percentage ownership is based on 15,383,528 shares of our common stock outstanding as of April 3, 2024.

(3)	Assumes the sale of all shares of our common stock being offered for resale pursuant to this prospectus.

(4)	The business address of Tumim Stone Capital LLC is 2 Wooster Street, 2nd Floor, New York, NY 10013. Tumim Stone Capital LLC’s principal business is that of a private investor. Maier Joshua Tarlow is the manager of 3i Management, LLC, the general partner of 3i, LP, which is the sole member of Tumim Stone Capital LLC, and has sole voting control and investment discretion over securities beneficially owned directly by Tumim Stone Capital LLC and indirectly by 3i Management, LLC and 3i, LP. 3i Management, LLC is also the manager of Tumim Stone Capital LLC. We have been advised that none of Mr. Tarlow, 3i Management, LLC, 3i, LP or Tumim Stone Capital LLC is a member of FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Tarlow as to beneficial ownership of the securities beneficially owned directly by Tumim Stone Capital LLC and indirectly by 3i Management, LLC and 3i, LP.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S.
HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a domestic partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion transaction, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes or have been at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a USRPHC, the tax relating to disposition of stock in a USRPHC generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a USRPHC.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

PLAN OF DISTRIBUTION

The shares of our common stock offered by this prospectus and any supplement hereto are being offered by the Selling Stockholder, Tumim Stone Capital LLC.  The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our common stock offered by this prospectus and any supplement hereto could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Tumim is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Tumim has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that it has acquired and may in the future acquire from us pursuant to the CEFF Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Tumim has informed us that each such broker-dealer will receive commissions from Tumim that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our common stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our common stock sold by the Selling Stockholder.

We know of no existing arrangements between the Selling Stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholder, any compensation paid by the Selling Stockholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our common stock covered by this prospectus by the Selling Stockholder. As consideration for its irrevocable commitment to purchase our common stock under the CEFF Purchase Agreement, we issued to Tumim 661,102 shares of our common stock as CEFF Commitment Shares. We also agreed to reimburse Tumim for the fees and disbursements of its counsel, payable upon execution of the CEFF Purchase Agreement, in an amount not to exceed $75,000 ($50,000 of which had been paid as of the time we executed the CEFF Purchase Agreement).

We also have agreed to indemnify Tumim and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Tumim has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Tumim specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $187,495.

Tumim has represented to us that at no time prior to the CEFF Closing Date has Tumim or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Tumim has agreed that during the term of the CEFF Purchase Agreement, neither Tumim, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by the selling stockholder.

Our common stock is currently listed on the NYSE American under the symbol “SGN”.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Bevilacqua PLLC.

As of the date of this prospectus, Bevilacqua PLLC owns 15,000 shares of common stock. Bevilacqua PLLC received these shares as partial consideration for legal services previously provided to us.

EXPERTS

The financial statements of the Company as of and for the fiscal years ended December 31, 2023 and December 31, 2022 are incorporated into this prospectus by reference in reliance upon the report incorporated by reference of BARTON CPA, an independent registered public accounting firm (“Barton”), appearing therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as disclosed in Note 1 to the consolidated financial statements), and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Marcum LLP (“Marcum”) audited our consolidated financial statements for the year ended December 31, 2021. On March 6, 2023, Marcum resigned as our independent registered public accounting firm. The audit report issued by Marcum on January 24, 2023, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, but included an explanatory paragraph that there was substantial doubt as to the Company’s ability to continue as a going concern. Marcum did not provide an audit report on our financial statements for any period subsequent to December 31, 2021. Marcum has not provided any audit services to the Company subsequent to January 24, 2023.

During the year ended December 31, 2021 and subsequently during 2022 and through March 6, 2023, (i) there were no “disagreements” between us and Marcum (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC (“Regulation S-K”) and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

During the year ended December 31, 2021, in connection with the audit of our financial statements as of and for the year ended December 31, 2021, several material weaknesses in our internal control over financial reporting were identified. The material weaknesses related to the following: a) Ineffective controls over period end financial disclosures and reporting process: Due to resource constraints, we have not formally defined internal controls over the period end financial disclosure and reporting process, including the identification of subsequent events, which increases susceptibility to fraud or error, and b) Revenue recognition – customer contracts: In connection with Marcum’s testing of revenue, several test selections did not have documentation such as a corresponding contract or third party written documentation of the customer’s order.

We provided Marcum with a copy of the foregoing disclosures and requested Marcum to furnish us with a letter addressed to the SEC stating whether or not Marcum agrees with the above disclosures. A copy of Marcum’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

On March 1, 2023, we engaged Barton as our new independent registered public accounting firm. During the year ended December 31, 2021 and subsequently during 2022 and through March 1, 2023, we (or any person on our behalf) did not consult with Barton regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is https://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at https://www.signingdaysports.com/. Information accessible on or through our website is not a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities that we are offering. Statements in this prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should read the actual documents for a more complete description of the relevant matters.

INFORMATION INCORPORATED BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this prospectus and any accompanying prospectus supplement. The documents listed below are incorporated by reference:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024;

●	our Current Reports on Form 8-K, filed with the SEC on January 8, 2024, January 29, 2024, February 14, 2024, February 28, 2024, March 6, 2024, and March 11, 2024 (other than information furnished and not filed); and

●	The description of the common stock which is contained in the Company’s Registration Statement on Form 8-A filed with the SEC on November 9, 2023 (File No. 001-41863) pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering described in this prospectus, provided, however, that documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC shall not be deemed incorporated by reference into this prospectus.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus or any prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to Signing Day Sports, Inc., Attn: Secretary, 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255, or by calling us at (480) 220-6814.

Signing Day Sports, Inc.

Up to 4,511,391

Shares of Common Stock

Prospectus

April 10, 2024